FORM 4                                                OMB APPROVAL
                                                OMB Number:    3235-0287
[X] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue. See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person

Credit Suisse First Boston,
on behalf of the Credit Suisse First Boston business unit
--------------------------------------------------------------
(Last)          (First)           (Middle)

11 Madison Avenue
--------------------------------------------------------------
                (Street)

New York          NY               10010
--------------------------------------------------------------
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

W-H Energy Services, Inc. (WHES)
--------------------------------------------------------------


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)

--------------------------------------------------------------


4. Statement for
   Month/Year

     06/01
--------------------------------------------------------------


5. If Amendment
   Date of Original
   (Month/Year)

--------------------------------------------------------------


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable Line)

    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Instr. 3        Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                        6/27/01     S             652,720    D      $22.90      1,220,955          I      (1) (13) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S              25,994    D      $22.90         48,618          I      (2) (13) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S              32,097    D      $22.90         60,037          I      (3) (13) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S              38,161    D      $22.90         71,397          I      (4) (14) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S              14,172    D      $22.90         26,516          I      (5) (14) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S             115,887    D      $22.90        159,823          I      (6) (16) (18)
                                                                                                                      (19)

Common Stock                        6/27/01     S              10,554    D      $22.90         19,739          I      (7) (13) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S               2,058    D      $22.90          3,849          I      (8) (13) (16)
                                                                                                                      (18) (19)

Common Stock                        6/27/01     S               2,931    D      $22.90          5,484          I      (9) (13) (15)
                                                                                                                      (16) (18) (19)

Common Stock                        6/27/01     S              17,270    D      $22.90         32,295          I      (10) (17) (18)
                                                                                                                      (19)

Common Stock                        6/27/01     S             123,086    D      $22.90        287,196          I      (11) (15) (18)
                                                                                                                      (19)

Common Stock                        6/27/01     S               1,256    D      $22.90          2,341          I      (12) (15) (18)
                                                                                                                      (19)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and   8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount         of        of De-     ship       of
   Instr. 3)            Exer-      Date      Code      tive         cisable   of Under-      Deriv-    rivative   Form       In-
                        cise       (Month/   (Instr.   Securi-      and       lying          ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-        Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties           ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.        (Instr.   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and          5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                       at End     or In-     (Instr.
                        ity                            (Instr.      Year)                              of         direct     4)
                                                       3, 4 and                                        Month      (I)
                                                       5)                                              (Instr.    (Instr.
                                                                                                       4)         4)
                                                                                       Amount
                                                                                       or
                                                              Date     Expi-           Number
                                                              Exer-    ration          of
                                          Code V  (A)   (D)   cisable  Date    Title   Shares
-----------------------------------------------------------------------------------------------------------------------------------






Explanation of Responses:

See Attachment A for footnotes.

                                                                                   Credit Suisse First Boston, on
**Intentional misstatements or omissions of facts constitute Federal Criminal      behalf of the Credit Suisse
  Violations                                                                       First Boston business unit
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                   /s/ Ivy Dodes                     July 10, 2001
                                                                                   -------------------------------   -------------
Note: File three copies of this Form, one of which must be manually signed.        Name:  Ivy Dodes                       Date
      If space provided is insufficient, see Instruction 6 for procedure.          Title: Director

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




                                                                                                                     SEC 1474 (7-96)

                                                             Page 2 of 5

                                                                    ATTACHMENT A

                                    EXPLANATION TO RESPONSES


(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), which is a partnership.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10) These securities are held directly by UK Investment Plan 1997 Partners ("UK Partners"), which is a partnership.

(11) These securities are held directly by DLJ ESC II, L.P. ("ESC II"), which is a partnership.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(13) DLJ Merchant Banking II, Inc. ("MB II INC") is the General Partner of each of Partners II, Partners II- A, Millennium, and Millennium-A and Advisory General Partner of Offshore Partners II. In addition,

     DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC.

(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates, L.P.

(15) DLJ LBO Plans Management Corporation is the Managing General Partner of EAB, ESC and ESC II.

(16) DLJ Capital Investors, Inc. ("DLJCI") is the sole stockholder of each of MB II INC, Diversified Partners and Funding II.

(17) These securities are held indirectly by UK Investment Plan 1997 Partners, Inc. as General Partner of UK Partners.

(18) Credit Suisse First Boston (USA) Inc. ("CSFB - USA"), a Delaware Corporation formerly named Donaldson, Lufkin & Jenrette, Inc. is the sole stockholder of each of DLJCI, DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.

(19) This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss Bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation owns, 100% of the voting stock of CSFB - USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

     The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct or indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.